UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TNE: Shareholders Approve Dividend Payment

Rio de Janeiro, Brazil – April 11, 2007 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), announced that, on a General Shareholders’ Meeting held today in Rio, its shareholders approved payment in the total amount of R$ 330 million, referring to the Fiscal Year of 2006, being R$30 million as dividends and R$ 300 million as interest on capital (IOC).

The initial payment date in Brazil will be April 20, 2007, as described below:

1. Dividend per common or preferred share (ADR): R$0.0789.

2. Interest on Capital per common or preferred share (ADR): R$ 0.7895.

3. Accrued Interest and Taxes: The above mentioned dividends and interest on capital amounts will be remunerated based on the TR (“Taxa Referencial”) rate, from January 01 until April 20, 2007. The amount indicated above is subject to withholding taxes, in accordance with Brazilian Law (Nos. 9245/95 and 9249/95).

The shares (ADRs) will start trading ex-dividends as of April 12, 2007.

José Luis Magalhães Salazar
Investor Relations Officer